

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
Mail Stop 3010

July 10, 2009

VIA USMAIL and FAX (412) 375-3980

Mr. Bradley L. Mallory
President and Chief Executive Officer
Michael Baker Corporation
Airside Business Park
100 Airside Drive
Moon Township, PA 15108

> **Re: Michael Baker Corporation**
> **Form 10-K for the year ended 12/31/2008**
> **Filed on 03/10/09**
> **File No. 001-06627**

Dear Mr. Mallory:

We have reviewed your filings and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Business

Contract Backlog, page 3

1. In your future filings, as applicable, please indicate the portion of your backlog not reasonably expected to be filled within the current fiscal year. Refer to Item 101(c)(vii) of Regulation S-K.

Item 3. Legal Proceedings, page 12

2.   We note that you currently reference under "Class Action Complaints" previous
        disclosure regarding the proceeding you have identified in this section. Unless
        the settlement agreement has been approved by the Court and notice has been
        provided to your shareholders and the settlement amount has been paid in full by
        your insurer, please revise your applicable future filings to provide all the
        information required by Item 103 of Regulation S-K, including disclosure
        regarding the amount of relief sought.

Exhibit 13.1

Management's Discussion and Analysis of Financial Condition and Results of Operations

Item 11. Executive Compensation, page 18

3.   We note from your disclosure under "Base Salaries" on page 13 of the proxy
        statement, portions of which have been incorporated by reference into your annual
        report, that individual base salaries are partially attributable to the benchmarking
        process and intended to be appropriate in light of the executive's tenure, role and
        contribution; however, it is unclear from your current disclosure how the
        percentage increases identified on page 18 were derived. Since it appears that the
        executive's contribution plays a role in salary increases, please disclose in your
        future filings, as applicable, the specific individual factors involved in awarding
        increases in base salary. Note that any alternative financial metrics specific to
        salary should be provided. Refer to Item 402(b)(2)(v) of Regulation S-K.

                                    *   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a letter that keys your
responses to our comments and provides any requested information. Detailed letters
greatly facilitate our review. Please understand that we may have additional comments
after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

Mr. Bradley L. Mallory
Michael Baker Corporation
July 10, 2009
page 3

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3635 with any questions.

Sincerely,

Timothy Buchmiller
Senior Attorney